                          AMERICAN CENTURY INVESTMENTS
                                4500 MAIN STREET
                          KANSAS CITY, MISSOURI 64111

April 7, 2005

VIA EDGAR

Ms. Alison White
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Re:  American Century Variable Portfolios, Inc. (Files Nos. 333-14567; 811-5188) and
     American Century Variable Portfolios II, Inc. (File Nos. 333-46922; 811-10155)

Dear Ms. White:

     Following  are our  responses  to the comments you raised in your April 6th email  with  regard  to  Post-Effective  Amendment  No. 42 by  American  Century
Variable  Portfolios,  Inc.  ("ACVP")  and  Post-Effective  Amendment  No.  8 by
American Century Variable Portfolios II, Inc. ("ACVPII"),  filed on February 25,
2005. For your convenience, we have restated each comment prior to our answer.

1.   ABUSIVE TRADING  PRACTICES  (Comment  applies to each fund)
     (a) If the fund retains  discretion to grant  exemptions to its policies to prevent  market timing,  please  disclose that there is a risk of different shareholders being treated differently, including the risk that some market timing may occur.

     (b)  Please  disclose  what  the fund  does  when  its  monitoring  detects potential market timing.

Response (a): No one at American  Century is  authorized to grant  exemptions to the abusive trading practices described in the prospectus.

Response  (b): As  described  in our  "Abusive  Trading  Practices"  disclosure,
American  Century  cannot  identify  individual  investors  who are  engaging in abusive trading  practices  because the insurance  company offering the fund has the exclusive  relationship  with,  and  maintains  the account  records of, the individual  investors  in the  fund.  However,  as we have  disclosed,  American
Century  monitors  aggregate  trades placed in these insurance  company separate accounts,  and seeks to work with each insurance company to discourage investors from engaging in abusive  trading  practices and to impose  restrictions  on the frequency of round-trip trades.

2.   BACK COVER PAGE
     Please change "sec.gov" to  "http://www.sec.gov".  See Item 1(b)(3) of Form
     N-1A. This comment also applies to the "Proxy Voting Guidelines" disclosure in the SAI.

Response:  As  agreed  in our  telephone  conversation  today,  we have  changed
"sec.gov" to "www.sec.gov" on the back cover of all ACVP and ACVPII prospectuses and in the "Proxy Voting Guidelines"  section of the ACVP and ACVPII SAIs. These changes  will be  reflected  in the Rule  485(b)  filing to be made on April 14,
2005.

3.   COMMITTEES,  SAI page 30 (American  Century  Variable  Portfolios II filing only)
     You state that the Nominating  Committee draws names of potential  director
     candidates  from  a  number  of  sources,   including   recommendations  by
     shareholders. Please describe the procedures to be followed by shareholders in submitting such recommendations. See Item 12(b)(iv) of Form N-1A.

Response:  Due to recent changes in the ACVPII Board  committee  structure,  the registrant no longer has a separate Nominating Committee. However, the Corporate
Governance Committee has assumed responsibility for considering and recommending director  nominees.  Accordingly,  the  description of the Corporate  Governance
Committee's function will be revised as follows in the Rule 485(b) filing:

The  Corporate  Governance  Committee  reviews  Board  procedures  and committee structures.  It also  considers and  recommends  individuals  for  nomination as directors. The names of potential director candidates may be drawn from a number of sources,  including recommendations from members of the board, management and shareholders. However, the committee does not currently have procedures by which shareholders  may  recommend  nominees  to the  Board.  The  committee  also may recommend the creation of new committees,  evaluate the membership  structure of new and existing  committees,  consider the  frequency and duration of Board and committee  meetings  and  otherwise  evaluate the  responsibilities,  processes, resources, performance and compensation of the Board.

OTHER

In  responding to your  comments and pursuant to your  request,  we  acknowledge that:  (i) the  fund  is  responsible  for  the  adequacy  and  accuracy  of the disclosure  in the  filings;  (ii) staff  comments or changes to  disclosure  in response to staff comments in the filing  reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;  and (iii) the fund may not assert staff comments as a defense in any  proceeding  initiated by the  Commission  or any person under the federal  securities  laws of the United
States.

If you have any questions with regard to the above responses, please contact the undersigned at kgn@americancentury.com or 816-340-3226.

                                    Sincerely,

                                    /s/ Kathleen Gunja Nelson
                                    ---------------------------------
                                    Kathleen Gunja Nelson
                                    Corporate Counsel